EXHIBIT 99.1

INNATE PHARMA REPORTS FIRST HALF 2026 BUSINESS UPDATE AND FINANCIAL RESULTS

Marseille, France, September 17, 2026

•New strategic partnership with Sobi to advance lacutamab is effective, with a $75 million upfront payment; TELLOMAK-3 phase 3 initiated with FPI expected in Q1 2027

•€30 million equity financing completed to primarily support IPH4502 and preclinical ADC portfolio

•IPH4502 Phase 1 dose escalation and cohort enrichment enrollment completed, with initial data to be presented at ENA 2026

•PACIFIC-9 Phase 3 readout for monalizumab, led by AstraZeneca, expected in H2 2026

•Cash position of €21.4 million1 as of June 30, 2026

•Anticipated cash horizon until the end of Q1 2028, taking into account the initial payment of $75 million expected from the completion of the transaction with Sobi and the proceeds from the €30 million capital increase

•Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. ET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the six months ended June 30, 2026. The consolidated financial statements are attached to this press release.

“2026 continues to be an important year of execution for Innate, marked by our strategic partnership with Sobi and the strengthening of our financial position,” said Jonathan Dickinson, CEO of Innate Pharma. “With the TELLOMAK-3 Phase 3 study initiated, we are targeting the first patient in the study in Q1 2027 as we work toward a filing for accelerated approval in Sézary syndrome. Looking ahead, we will present Phase 1 data from IPH4502 at ENA 2026 and expect the PACIFIC-9 Phase 3 readout for monalizumab by year-end, as we remain focused on delivering value for patients and shareholders.”
1 Including short term investments (€4.4 million) and non-current financial instruments (€10.5 million)
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Webcast and conference call will be held today at 2:00pm CEST (8:00am ET)
Access to live webcast:
Click here to access the live webcast

Participants may also join via telephone using the registration link below:
Click here to register

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.

A replay of the webcast will be available on the Company website for 90 days following the event.

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Pipeline highlights:
Lacutamab (anti-KIR3DL2 antibody), partnered with Sobi:

Cutaneous T-Cell Lymphoma

•In August 2026, Innate Pharma entered into a strategic partnership with Sobi to license lacutamab in T-cell lymphoma (Link PR). The partnership is intended to enable initiation of the TELLOMAK-3 confirmatory Phase 3 study in cutaneous T-cell lymphoma (CTCL), a key step toward filing for accelerated approval of lacutamab in Sézary syndrome, a subtype of CTCL.

•On September 16, Innate Pharma announced closing of the transaction under the partnership agreement, following expiration of the anti-trust waiting periods and completion of other conditions (Link PR). This triggers a USD 75 million upfront payment and marks the initiation of the TELLOMAK-3 confirmatory Phase 3 study, with first patient expected in Q1 2027.

•Under the agreement, Innate is conducting the TELLOMAK-3 Phase 3 confirmatory trial in cutaneous T-cell lymphoma. The TELLOMAK-3 study will subsequently support applications for full approvals in key jurisdictions in Sézary syndrome and mycosis fungoides, the most common subtype. Sobi will receive exclusive global rights to commercialize lacutamab upon potential accelerated approval and will be eligible to assume full global development rights following positive Phase 3 results.

•Under the terms of the agreement, Sobi will pay Innate Pharma USD 75 million, payable on closing. Innate will be eligible to receive up to a further USD 40 million in respect of near-term development milestones connected to Sézary syndrome. Additionally, Innate will be eligible to receive up to USD 465 million related to the option for Sobi to get full development rights and to future regulatory and commercial milestones. Innate will be eligible to receive tiered double-digit royalties on net sales.

•In February 2025, the FDA granted Breakthrough Therapy Designation to lacutamab for relapsed or refractory Sézary syndrome based on TELLOMAK Phase 2 results demonstrating encouraging efficacy and a favorable safety profile in patients with Sézary syndrome, heavily pretreated, post-mogamulizumab. Breakthrough Therapy Designation is intended to accelerate the development and regulatory review in the U.S. of drugs that are intended to treat a serious condition and that have shown encouraging early clinical results, which may demonstrate substantial improvement on a clinically significant endpoint over available medicines. Lacutamab has also received Fast Track designation from the FDA, PRIME designation from the EMA and orphan drug status in both the United States and Europe.

Peripheral T-Cell Lymphoma (PTCL)

•The investigator-sponsored Phase 2 KILT (anti-KIR in T-Cell Lymphoma) trial, led by the Lymphoma Study Association (LYSA), evaluating lacutamab in combination with
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GEMOX (gemcitabine and oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL has ended recruitment.

IPH4502 (Nectin-4 exatecan ADC):

•In July 2026, Innate announced completion of dose-escalation and backfill enrollment in the ongoing Phase 1 study of IPH4502, with 76 patients enrolled across multiple tumor types known to express Nectin-4.

Preliminary anti-tumor activity has been observed in heavily pre-treated patients, including objective responses in urothelial cancer following prior enfortumab vedotin, as well as in NSCLC and HNSCC. A favorable safety profile has been observed to date, with limited hematological toxicity.

Initial Phase 1 dose-escalation data will be presented at the 38th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics (ENA 2026) on November 18, 2026.

Monalizumab (anti-NKG2A antibody), developed in collaboration with AstraZeneca:

PACIFIC-9 is an AstraZeneca-sponsored Phase 3 study evaluating durvalumab in combination with monalizumab or oleclumab in patients with unresectable Stage III NSCLC who have not progressed following platinum-based chemoradiation therapy (CRT). Enrollment in the trial is complete, and data readout is expected in H2 2026.

The Phase 3 program is supported by clinical findings from the Phase 2 COAST study, in which the combination of durvalumab and monalizumab suggested prolonged progression-free survival compared with durvalumab alone.

IPH5201 (anti-CD39 antibody, developed in collaboration with AstraZeneca):

The Phase 2 MATISSE study evaluating IPH5201 in combination with durvalumab and platinum-based chemotherapy in resectable NSCLC is ongoing. Encouraging results from a pre-planned interim analysis presented at AACR 2026 showed an overall pathological complete response rate of 27.5%, with higher response rates observed in patients with PD-L1-positive tumors.

▪Following the interim analysis, MATISSE continues enrollment in the PD-L1 ≥1% patient population.

Preclinical ADC pipeline

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•For its preclinical ADC portfolio, Innate is leveraging its proprietary linker technology, in clinical development through IPH4502. Innate’s next-generation ADC approaches include bispecific ADCs designed to address tumor antigen heterogeneity, approaches aimed at enhancing internalization to unlock activity in tumors with low target expression, and dual-payload approaches intended to overcome payload resistance.

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Post period events and Corporate Update:
•In August 2026, Innate Pharma announced the appointment of Markus Jensen, 57, as Chief Medical Officer and member of the Executive Leadership Team, effective September 1, 2026. He succeeds Sonia Quaratino and oversees the Company’s clinical development activities as Innate prepares to advance lacutamab into Phase 3 and continues development of IPH4502. Markus Jensen joined Innate Pharma in 2024 as head of clinical pharmacology and has served as global clinical lead for Company key programs, including IPH4502. He brings more than 25 years of experience spanning clinical medicine, academic research and the pharmaceutical industry. Prior to joining Innate, he held leadership positions at Bayer for more than 16 years, with a particular focus on oncology and clinical development. He holds a medical degree from the University of Cologne and is double board certified by Ärztekammer Nordrhein in Internal Medicine and Clinical Pharmacology.

•On August 18, 2026, Innate completed a capital increase without preferential subscription consisting of a private placement of 17,647,059 new ordinary shares of the Company for aggregate gross proceeds to the Company of an approximately €30 million. Together with the $75 million upfront payment, the proceeds of the private placement are expected to extend the Company’s projected cash runway through end of Q1 2028.

•As of June 30, 2026, the balance available under our April 2023 sales agreement under the At-The-Market program remains at $75 million.

Financials highlights for the first half of 2026:
The key elements of Innate’s financial position and financial results as of and for the six-month period ended June 30, 2026 are as follows:

Cash, cash equivalents, short-term investments and financial assets amounting to €21.4 million (€m) as of June 30, 2026 (€44.8m as of December 31, 2025).

As of June 30, 2026, financial liabilities amount to €20.2m (€22.6m as of December 31, 2025). This change is mainly due to loan repayments.
Revenue and other income amounted to €5.7m in the first half of 2026 (€4.9m in the first half of 2025) and mainly comprised of:
◦Revenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements:
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▪(i) Since December 31, 2025, the revenue from collaboration and licensing agreements for monalizumab has been fully recognized. Therefore, no revenue is recognized for the six months ended June 30, 2026, as compared to €0.1 million for the six months ended June 30, 2025.

(ii) No revenue related to IPH5201 were generated during the six months ended June 30, 2026 as during the six months ended June 30, 2025. As a reminder, the revenue is related to the milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study.
The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. Revenue from invoicing of research and development costs for the six months ended June 30, 2026 was 0.4 million compared to 0.9 million for the six months ended June 30, 2025, or a decrease of (0.5) million.

(iii) No revenue were generated for the license and collaboration agreement signed with Sanofi in 2016 for the six months ended June 30, 2026, as well as for the six months ended June 30, 2025. On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®). Innate regained the rights to SAR’579/IPH6101 in July 2025. Data from the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial have been transferred to Innate. In a recent corporate update, Sanofi announced deprioritization of SAR’514, a trifunctional anti-BCMA NK-cell engager. Sanofi retains exclusive development and commercialization rights, and the license terms remain unchanged. It has not triggered any milestone payments as of June 30, 2026.

(iiii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 remained constant over the period, with revenue amounting to €0.2 million for the first half of 2026, as for the first half of 2025. As previously disclosed, in December 2022, the Company entered into a research collaboration and license agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”), under which the Company granted Sanofi an exclusive license to Innate’s B7-H3 ANKET® program and options for two additional targets. In March 2023, Innate Pharma received an upfront payment of €25 million under its research, collaboration and license agreement with Sanofi. This amount consisted of €18.5 million relating to the exclusive license to the B7-H3 technology, which was recognized in profit or loss in June 2023; €1.5 million relating to research activities to be performed over a three-year period, recognized as revenue on a straight-line basis through November 2026; and €5
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million relating to the two additional license options, recognized as contract liabilities until their expiration or until the options are exercised.
In December 2023, Sanofi exercised one of its license options for an ANKET® program, resulting in the recognition of €2.5 million in revenue and the payment of a €15 million milestone, of which €13.3 million related to the license was recognized immediately in revenue and €1.7 million related to research activities. These research activities were discontinued following the termination of the agreement in October 2024, which led to the full recognition of the €1.7 million in revenue in 2024. As a result, Innate regained the rights to the IPH67 program, while Sanofi retains a right to compensation on any potential future revenues.
On January 24, 2026, following the expiration of the deadline to exercise the license option on an identified target, the revenue of €2.5 million has been fully recognized. Sanofi still has a right on a non-exclusive license option for an additional target, exercisable up to January 24, 2028. This option is not linked with any other revenue.

Government funding for research expenditures of €2.5m in the first half of 2026 (€3.2m in the first half of 2025), decreasing by €0.6 million, or 20.1% in connection with decrease in personnel expenses following the restructuring of the organization to concentrate preclinical and clinical research and development efforts on higher value assets.
Operating expenses are €24.7m in the first half of 2026 (€30.3m in the first half of 2025), of which 68.4% (€16.9m) are related to R&D.
R&D expenses decreased by €3.6m to €16.9m in the first half of 2026 (€20.5m in the first half of 2025). This change is explained by direct R&D expenses, which slightly decreased by €1.5 million or 15% to reach €8.2 million for the first half of 2026. This decrease is related to the phasing of studies (maturity of clinical studies on lacutamab, and IPH5201, discontinuation of preclinical studies, partially offset by the ramp-up of IPH4502, our antibody-drug conjugate (ADC). In addition, Personnel and other R&D expenses decreased by €2.2 million, or 20.0%, to €8.6 million for the six months ended June 30, 2026, compared to €10.8 million for the six months ended June 30, 2025. This decrease is primarily due to a reduction in personnel expenses of €2.7 million, resulting from a reduction in the R&D workforce (from 133 to 92 employees), partially offset by a €0.7 million increase in other expenses, corresponding to a provision for risks and charges.
General and administrative (G&A) expenses decreased by €2.0m to €7.8m in the first half of 2026 (€9.8m in the first half of 2025) mainly resulting from an decrease in personnel expenses for €1.5 million due to employees reduction (29 employees for the six months ended June 30, 2026 vs. 42 for the six months ended June 30, 2025), a decrease in non-scientific and consulting fees for €0.2 million due to the suspension of the “At the Market” program on the Nasdaq , a decrease in Other expense for €0.2 million in connection with the Director & Officer (D&O) insurance policy.

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•A net financial loss of €0.6m in the first half of 2026 (profit for €4.1m in the first half of 2025). This change is mainly due to an unfavorable variation in net foreign exchange gain with its unfavorable impact on the collaboration liabilities recorded during the first half of 2026 in connection with the change in the dollar exchange rate and an unfavorable variation in income resulting from financial assets and fair value revaluation due to an unfavorable effect of investment rates recorded on the financial markets.
A net loss of €19.6m for the first half of 2026 (net loss of €21.3m for the first half of 2025).
The table below summarizes the IFRS consolidated financial statements as of and for the six months ended June 30, 2026, including 2025 comparative information.

In thousands of euros, except for data per share	June 30, 2026	June 30, 2025
Revenue and other income	5,663	4,860
Research and development expenses	(16,877)	(20,520)
General and administrative expenses	(7,797)	(9,767)
Operating expenses	(24,674)	(30,287)
Operating income (loss)	(19,011)	(25,427)
Net financial income (loss)	(612)	4,083
Income tax expense	~~—~~	—
Net income (loss)	(19,623)	(21,344)
Weighted average number of shares ( in thousands) :	93,827	86,937
- Basic income (loss) per share	(0.21)	(0.25)
- Diluted income (loss) per share	(0.21)	(0.25)

	June 30, 2026	December 31, 2025
Cash, cash equivalents and financial assets	21,376	44,765
Total assets	34,726	62,719
Total shareholders’ equity	-40,508	-21,704
Total financial debt	20,206	22,571
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About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer.
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code: FR0010331421
Ticker code: Euronext Paris: IPH | Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions contained in this press release, including statements regarding the future results of operations and financial position, business strategy, plans and the Company’s objectives for future operations, are forward-looking statements. These are based on the management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently
Innate Pharma |HY 2026 Financial results | 10

available to the management. When used in this press release, certain words, including “anticipate,” “plan,” “believe,” “can,” “could,” “estimate,” “project,” “expect,” “may,” “might,” “potential,” “should,” “will,” or the negative of these and similar expressions, identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, enrolment, results and other milestones of its preclinical trials, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development and product trials.

For additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ materially from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Stéphanie Cornen
VP, Investor Relations & Corporate Communications
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stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Media
communication@innate-pharma.fr

Summary of Interim Condensed Consolidated Financial Statements and Notes as of JUNE 30, 2026

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Interim Condensed Consolidated Statements of Financial Position (in thousand euros)

	June 30, 2026	December 31, 2025
Assets

Current assets
Cash and cash equivalents	6,461	28,092
Short-term investments	4,435	6,218
Trade receivables and others	8,704	12,400
Total current assets	19,600	46,710

Non-current assets
Property and equipment	3,643	4,356
Non-current financial assets	10,480	10,455
Other non-current assets	877	947
Trade receivables and others - non-current	126	251
Deferred tax asset
Total non-current assets	15,126	16,009

Total assets	34,726	62,719
Liabilities

Current liabilities
Trade payables and others	11,269	15,042
Collaboration liabilities – current portion	8,995	6,501
Financial liabilities – current portion	10,790	8,802
Deferred revenue – current portion	127	2,825
Provisions - current portion	1,675	3,479
Total current liabilities	32,856	36,649

Non-current liabilities
Collaboration liabilities – non-current portion	30,616	31,748
Financial liabilities – non-current portion	9,416	13,771
Defined benefit obligations	1,951	1,923
Deferred revenue – non-current portion	—	—
Provisions - non-current portion	395	332
Total non-current liabilities	42,378	47,775

Shareholders’ equity
Share capital	4,697	4,687
Share premium	409,094	408,033
Retained earnings	(435,541)	(386,365)
Other reserves	865	1,118
Net income (loss)	(19,623)	(49,177)
Total shareholders’ equity	(40,508)	(21,704)

Total liabilities and shareholders’ equity	34,726	62,719

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Interim Condensed Consolidated Statements of Income (loss) (in thousand euros)

	June 30, 2026	June 30, 2025

Revenue from collaboration and licensing agreements	3,115	1,671
Government financing for research expenditures	2,548	3,189

Revenue and other income	5,663	4,860

Research and development expenses	(16,877)	(20,520)
General and administrative expenses	(7,797)	(9,767)

Operating expenses	(24,674)	(30,287)

Operating income (loss)	(19,011)	(25,427)

Financial income	783	6,886
Financial expenses	(1,395)	(2,803)

Net financial income (loss)	(612)	4,083

Net income (loss) before tax	(19,623)	(21,344)

Income tax expense	—	—

Net income (loss)	(19,623)	(21,344)

Weighted average number of shares : (in thousands)	93,827	86,937
- Basic income (loss) per share	(0.21)	(0.25)
- Diluted income (loss) per share	(0.21)	(0.25)

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Interim Condensed Consolidated Statements of Cash Flow
(in thousand euros)

	June 30, 2026	June 30, 2025
Net income (loss)	(19,623)	(21,344)
Depreciation and amortization, net	611	707
Employee benefits costs	28	79
Change in provision for charges	(1,741)	1,085
Share-based compensation expense	1,071	1,554
Change in fair value of financial assets	(90)	(249)
Foreign exchange (gains) losses on financial assets	(134)	1,347
Change in accrued interests on financial assets	(137)	(191)
Disposal of property and equipment (scrapping)	193	20
Other profit or loss items with no cash effect	(4)	3
Operating cash flow before change in working capital (1)	(19,826)	(16,989)
Change in working capital	(1,218)	(14,175)
Net cash generated from / (used in) operating activities:	(21,044)	(31,164)
Acquisition of property and equipment, net	(90)	(58)
Purchase of other assets		(3)
Disposal of current financial instruments and paid interests	2,120	7,143
Interest received on financial assets		(108)
Net cash generated from / (used in) investing activities:	2,030	6,974
Proceeds from the exercise / subscription of equity instruments		14,932
Repayment of borrowings	(2,364)	(4,456)
Net cash generated / (used in) from financing activities:	(2,364)	10,476
Effect of the exchange rate changes	(253)	1,022
Net increase / (decrease) in cash and cash equivalents:	(21,631)	(12,692)
Cash and cash equivalents at the beginning of the year:	28,092	66,396
Cash and cash equivalents at the end of the six-months period:	6,461	53,704

(1) Cash flows from operating activities include an amount of €0.2m of interests paid for the first half of 2026 (€0,2m for the first half of 2025) and interests received for €0,1m for the first half of 2026 (€0,5 m for the first half of 2025).

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Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euros	June 30, 2026	June 30, 2025
Revenue from collaboration and licensing agreements	3,115	1,671
Government funding for research expenditures	2,548	3,189
Revenue and other income	5,663	4,860

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements increased by €1.4 million, to €3.1 million for the six months ended June 30, 2026, as compared to revenues from collaboration and licensing agreements of €1.7 million for the six months ended June 30, 2025. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi. They are recognized when the entity's performance obligation is met. They are recognized at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements.
The evolution for the first half of 2026 is mainly due to:
•(i) Since December 31, 2025, the revenue from collaboration and licensing agreements for monalizumab has been fully recognized. Therefore, no revenue is recognized for the six months ended June 30, 2026, as compared to €0.1 million for the six months ended June 30, 2025.
(ii) No revenue related to IPH5201 were generated during the six months ended June 30, 2026 as during the six months ended June 30, 2025. As a reminder, the revenue is related to the milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study.
The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
Revenue from invoicing of research and development costs for the six months ended June 30, 2026 was 0.4 million compared to 0.9 million for the six months ended June 30, 2025, or a decrease of (0.5) million.
(iii) No revenue were generated for the license and collaboration agreement signed with Sanofi in 2016 for the six months ended June 30, 2026, as well as for the six months ended June 30, 2025. On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123
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ANKET®). Innate regained the rights to SAR’579/IPH6101 in July 2025. Data from the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial have been transferred to Innate. Otherwise, Sanofi announced deprioritization of SAR’514, a trifunctional anti-BCMA NK-cell engager and retains exclusive development and commercialization rights, and the license terms remain unchanged. It has not triggered any milestone payments as of June 30, 2026.

(iiii) Revenue related to the research collaboration and licensing agreement signed with Sanofi in 2022 remained constant over the period, with revenue amounting to €0.2 million for the first half of 2026, as for the first half of 2025. As previously disclosed, In December 2022, the Company entered into a research collaboration and license agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”), under which the Company granted Sanofi an exclusive license to Innate’s B7-H3 ANKET® program and options for two additional targets.
In March 2023, Innate Pharma received an upfront payment of €25 million under its research, collaboration and license agreement with Sanofi. This amount consisted of €18.5 million relating to the exclusive license to the B7-H3 technology, which was recognized in profit or loss in June 2023; €1.5 million relating to research activities to be performed over a three-year period, recognized as revenue on a straight-line basis through November 2026; and €5 million relating to the two additional license options, recognized as contract liabilities until their expiration or until the options are exercised.
In December 2023, Sanofi exercised one of its license options for an ANKET® program, resulting in the recognition of €2.5 million in revenue and the payment of a €15 million milestone, of which €13.3 million related to the license was recognized immediately in revenue and €1.7 million related to research activities. These research activities were discontinued following the termination of the agreement in October 2024, which led to the full recognition of the €1.7 million in revenue in 2024. As a result, Innate regained the rights to the IPH67 program, while Sanofi retains a right to compensation on any potential future revenues.
On January 24, 2026, following the expiration of the deadline to exercise the license option on an identified target, the revenue of €2.5 million has been fully recognized. Sanofi still has a right on a non-exclusive license option for an additional target, exercisable up to January 24, 2028. This option is not linked with any other revenue.

Government financing for research expenditures
Government financing for research expenditures decreased by €0.6 million, or 20.1%, to €2.5 million for the six months ended June 30, 2026 as compared to €3.2 million for the six months ended June 30, 2025. This change is mainly due to a €0.8 million decrease in the research tax credit due to a decrease in eligible subcontracting expenses.
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Operating expenses
The table below presents our operating expenses for the six months periods ended June 30, 2026 and June 30, 2025:

In thousands of euros	June 30, 2026	June 30, 2025
Research and development expenses	(16,877)	(20,520)
General and administrative expenses	(7,797)	(9,767)
Operating expenses	(24,674)	(30,287)

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Research and development expenses
Research and development (“R&D”) expenses decreased by €3.6 million, or 17.8%, to €16.9 million for the six months ended June 30, 2026, as compared to €20.5 million for the six months ended June 30, 2025, representing a total of 68.4% and 67.8% of the total operating expenses, respectively. R&D expenses include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, personnel expenses and other expenses.
Direct R&D expenses decreased by €1.5 million, or 15.3%, to €8.2 million for the six months ended June 30, 2026, as compared to €9.7 million for the six months ended June 30, 2025. This variation is mainly explained by a €1.0 million decrease in expenses related to the phasing of studies (maturity of clinical studies on lacutamab and IPH5201, discontinuation of preclinical studies partially offset by the ramp-up of IPH4502, our antibody-drug conjugate (ADC)).
The change in expenses related to clinical programs is attributable to: (i) an increase of €0.5 million for IPH4502, related to the completion of patient enrollment in the dose-escalation phase of the Phase 1 study; (ii) a decrease of €0.5 million for the lacutamab program, as clinical studies are reaching completion; (iii) a decrease of €1.0 million in the IPH5201 program, as recruitment for Cohort 2 was less advanced than that for Cohort 1 whose recruitment was finalized in the first half of 2025.

Additionally, as of June 30, 2026, collaboration liabilities related to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018, and September 2020 amounted to €39.6 million, as compared to collaborations liabilities to €38.2 million as of December 31, 2025. This €1.4 million increase mainly results from due to exchange rate fluctuations observed during the period for the euro-dollar exchange rate.

Personnel and other expenses allocated to R&D decreased by €2.2 million, or 20.0%, to €8.6 million for the six months ended June 30, 2026, as compared to an amount of €10.8 million for the six months ended June 30, 2025due to a reduction in personnel expenses of €2.7 million, resulting from a reduction in the R&D workforce (from 133 to 92 employees), partially offset by a €0.7 million increase in other expenses, corresponding to a provision for risks and charges..

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General and administrative expenses
General and administrative expenses decreased by €2.0 million, or 20.2%, to €7.8 million for the six months ended June 30, 2026, as compared to general and administrative expenses of €9.8 million for the six months ended June 30, 2025. General and administrative expenses represented a total of 31.6% and 32.2% of the total operating expenses for the six months ended June 30, 2026 and June 30, 2025, respectively.
Personnel expenses includes the compensation paid to our employees. They amounted €3.2 million for the six months ended June 30, 2026, as compared to €4.8 million for the six months ended June 30, 2025. The decrease of €1.5 million is primarily due to employees reduction (29 employees for the six months ended June 30, 2026 vs. 42 for the six months ended June 30, 2025).
Non-scientific and consulting fees mainly consist of fees for statutory auditors, accountants, legal advisors, and recruitment. This item decreased by €0.2 million, or 15.2%, to €1.2 million for the first half of 2025, compared to €1.4 million for the first half of 2024. The decrease is mainly due to the suspension of the “At the Market” program on the Nasdaq.
Other expenses decreased by €0.2 million, primarily in connection with the Director & Officer (D&O) insurance policy.

Financial income (loss), net
We recognized a net financial loss of €0.6 million in the six months ended June 30, 2026 as compared to €4.1 million in the six months ended June 30, 2025. This variance of €2.5 million mainly results from (i) a favorable variation in net foreign exchange gain increasing by €(3.9) million for the first half of 2026 with its favorable impact on the collaboration liabilities recorded during the first half of 2026 in connection with the change in the dollar exchange rate and (ii) an unfavorable variation of €0.9 million in income resulting from financial assets and fair value revaluation due to an unfavorable effect of investment rates recorded on the financial markets.

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Balance sheet items
Cash, cash equivalents, short-term investments and non-current financial assets amounted to €21.4 million as of June 30, 2026, as compared to €44.8 million as of December 31, 2025. Net cash as of June 30, 2026 amounted to €0.1 million (€25.5 million as of December 31, 2025). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.
The Company also has bank borrowings of €20.1m, including €12.8m of State Guaranteed Loans (“Prêts Garantis par l’Etat”) as of June 30, 2026 and €7.3m loans subscribed with Société Générale for the construction of its head office as well as €0.1m of lease liabilities.
The other key balance sheet items as of June 30, 2026 are:
•A receivable of €4.1 million from the French State, including €2.5 million for the research tax credit for the first half of 2026 and €1.6 million for VAT credits for the first half of 2026.
•Advances granted to suppliers to primarily finance ongoing clinical activities, amounting to €2.3 million.

•Collaboration debt of €39.6 million (of which €30.6 million is recorded as “Collaboration Debt – Non-Current Part”), corresponding to the Company’s commitment to co-financing the monalizumab program with AstraZeneca.

•Shareholders’ equity amounting to (40.5) million euros, including the net loss for the first half of 2026 of 19.6 million euros.
Cash-flow items
As of June 30, 2026, cash and cash equivalents amounted to €6.5 million, compared to €28.1 million as of December 31, 2025, corresponding in a decrease of €21.6 million.
The net cash flow used during the period under review mainly results from the following:
Net cash flow generated from operating activities of €21.0 million for the six months ended June 30, 2026 as compared to net cash flows used by operating activities of €31.2 million for the six months ended June 30, 2025. Net cash flow from operating activities for the first half of 2026 includes the receipt of the Research Tax Credit (CIR) due for fiscal year 2025, amounting to €6.2 million. Excluding this receipt, cash flow from operating activities for the first half of 2026 is down by €3.9 million compared to the first half of 2025. This is primarily due to lower net payments to suppliers related to reduced operating expenses and changes in collaboration debt.
•Net cash flow from investing activities of €2.0 million for the six months ended June 30, 2026 mainly composed of a disposal of current financial instruments to meet
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cash requirements.Net cash flow used in investing activities of €7.0 million for the first half of 2025 was mainly comprised of a disposal of a current financial instrument and reinvested up to 4.0 million euros in term deposits in order to secure and diversify investments.
•Net cash flow in financing activities for the six months ended June 30, 2026 was €2.4 million as compared to net cash flow used in financing activities of €10.5 million for the six months ended June 30, 2025, consumptions mainly related to repayments of financial liabilities for €2,4 million (€4,4 million for the six month ended June 30, 2025) as the company benefited from a deferral of loan repayments related to the second quarter of 2026 for an amount of €2.1 million. As a reminder, the first 2025 semester cash flow included the investment for a net amount of €14,9 million received from Sanofi.

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Post period events

•On August 10, 2026, Innate Pharma S.A. and Swedish Orphan Biovitrum AB (publ) (Sobi®) announced that they have entered a strategic partnership. Under the terms of the agreement, Sobi will pay Innate Pharma USD 75 million, payable on closing. Innate will be eligible to receive up to a further USD 40 million in respect of near-term development milestones connected to Sézary syndrome. Additionally, Innate will be eligible to receive up to USD 465 million related to the option for Sobi to get full development rights and to future regulatory and commercial milestones. Innate will be eligible to receive tiered double-digit royalties on net sales. This partnership will enable initiation of the TELLOMAK-3 confirmatory Phase 3 study in cutaneous T-cell lymphoma (CTCL), a key step toward filing for accelerated approval of lacutamab in Sézary syndrome, a subtype of CTCL. Under the agreement, Innate will conduct the TELLOMAK-3 Phase 3 confirmatory trial in cutaneous T-cell lymphoma, supporting a planned accelerated approval filing in Sézary syndrome. The planned TELLOMAK-3 study will subsequently support applications for full approvals in key jurisdictions in Sézary syndrome and mycosis fungoides, the most common subtype. Sobi will receive exclusive global rights to commercialize lacutamab upon potential accelerated approval and will be eligible to assume full global development rights following positive Phase 3 results. Closing of the transaction is subject to closing conditions that have be fulfilled on September 16, 2026.

•On August 18, 2026, the company carried out a capital increase of €30 million though the issuance of 17,647,059 new Company ordinary shares at a price of €1.70 per new Ordinary Share.

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Nota

The interim condensed consolidated financial statements for the six-month period ended June 30, 2026 were established in accordance with IAS 34 standard adopted by European Union and as issued by the International Accounting Standards Board (IASB). They have been subject to a limited review by our Statutory Auditors and were approved by the Board of Directors of the Company on September 16, 2026. They will not be submitted for approval to the general meeting of shareholders.

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Risk factors
Risk factors identified by the Company are presented in the item 3.D of the annual report filed with the SEC (20-F), on April 1, 2026 (SEC Accession No. 0001598599-26-000005). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the annual report available on the internet website of the Company.
Of note, the risks that are likely to arise during the remaining six months of the current financial year could also occur during subsequent years.

Related party transactions:
Transactions with related parties during the periods under review are disclosed in Note 18 to the interim condensed consolidated financial statements for the period ended June 30, 2026 prepared in accordance with IAS 34.

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